

13001457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2012

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___________ to ___________

Commission file number: 000-53499

Encompass Energy Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	74-3252949
State or other jurisdiction of incorporation or organization	(IRS Employer Identification No.)

914 North Broadway Avenue,
Suite 220
P.O. Box 1218
Oklahoma City, OK 73101
(Address of principal executive offices, including Zip Code)

(405) 815-4041
Registrant's telephone number, including area code

Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act:
Common Stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or smaller reporting company:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☒ No ☐

The aggregate market value of Common Stock held by non-affiliates of the Registrant as of June 30, 2012, was approximately $987,000.

As of March 12, 2013, there were 2,056,985 shares of the Registrant's Common Stock, par value $0.01 per share ("Common Stock"), outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its 2013 annual meeting of stockholders (expected to be filed within 120 days of the close of the Registrant's fiscal year) are incorporated by reference into Part III of this Form 10-K.

ENCOMPASS ENERGY SERVICES, INC.
FORM 10-K

Table of Contents

PART I

Statements that we make in this Form 10-K that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions in the federal securities laws and judicial interpretations thereof. These statements often can be identified by the use of terms such as "may," "will," "expect," "anticipate," "estimate," or "continue," or the negative thereof. Such forward-looking statements speak only as of the date made. Any forward-looking statements represent management's best judgment as to what may occur in the future. However, forward-looking statements are subject to many risks, uncertainties and important facts beyond our control that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. We disclaim any obligation to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.

Item 1. Business.

When used in this Form 10-K, the terms "we," "our," "us," "the Company" and similar terms refer to Encompass Energy Services, Inc.

Corporate History; Prior Change of Control Transaction

We were formed in December 2007 as a Delaware limited liability company. On February 12, 2008, we were converted from this limited liability company into a Delaware corporation and changed our name from Ametrine Capital, LLC to Ametrine Capital, Inc. We initially contemplated doing business as a closed-end, non-diversified management investment company, and we filed an election to be regulated as a business development company ("BDC") under the Investment Company Act of 1940 (the "1940 Act"), with the intent to invest primarily in the equity and debt securities of non-public U.S. and Israeli-based small and mid-sized companies. However, we were not successful in raising adequate capital to commence effective operations as a BDC. Through November 2010, our operations were primarily funded by Tailormade Holdings Ltd (formerly known as Meitav Underwriting Ltd.), which was our majority stockholder.

Our former management determined to change our prior business plan and to withdraw our election to be regulated as a BDC, in order to pursue other business opportunities. On July 26, 2010, the holder of a majority of the shares of our outstanding common stock authorized and approved a change in our business so that we could cease to be a BDC and also approved our filing of a withdrawal of our election previously made to the Securities and Exchange Commission (the "Commission") to be subject to Sections 55 through 65 of the 1940 Act. We subsequently filed a Form N-54C with the Commission on November 19, 2010, in order to withdraw our election to be subject to Sections 55 through 65 of the 1940 Act.

On November 30, 2010, our largest stockholder, Tailormade Holdings Ltd., sold its entire interest in the Company (being 4,026,559 shares, or approximately 92% of our issued and outstanding shares of common stock at the time) in a private transaction (the "Change of Control Transaction"). 3,676,559 shares, or approximately 84% of our outstanding common stock at the time, were acquired by Deylau, LLC, a Delaware limited liability company owned and controlled by one of our directors, Kristian B. Kos, in the Change of Control Transaction. The other 350,000 shares transferred in the Change of Control Transaction, or approximately 8% of our outstanding common stock at the time, were acquired by Debra Herman. Pursuant to the terms of the Change of Control Transaction, our directors and sole executive officer at the time resigned, and new persons, including Mr. Kos, were appointed to serve as directors and executive officers.

The new management appointed following the Change of Control Transaction identified and briefly pursued a possible acquisition of certain oil and gas properties and assets located in Oklahoma from Scintilla, LLC, an entity controlled by David J. Chernicky, who had been appointed as a director and the chairman of our board of directors immediately following the Change of Control Transaction. In anticipation of this possible acquisition (the "Scintilla Transaction"), we amended our certificate of incorporation on April 15, 2011, to effectuate a reverse 0.47-for-1 stock split with respect to our outstanding common stock, par value $0.01 per share, and then we filed an amended and restated certificate of incorporation on April 18, 2011 that changed our corporate name from Ametrine Capital, Inc. to New Source Energy Group, Inc. and effectuated certain other changes.

Subsequent to these actions, we were informed by the financial advisor we had engaged to assist with this prospective transaction that the lender and investment banking firm that we hoped would provide a line of credit to us and assist us in raising a significant amount of equity financing was now unwilling or unable to proceed with structuring those transactions on our behalf. We were dependent on access to this line of credit and equity financing to complete the Scintilla Transaction and implement our intended business plan, and without access to a significant amount of debt and equity financing our board of directors concluded that we were unable to complete the Scintilla Transaction and directed us to abandon our efforts in this respect on June 30, 2011. Although general terms were being negotiated with Scintilla, we never entered into any definitive agreement relating to the Scintilla Transaction.

Immediately following our board of directors' determination to abandon our pursuit of the Scintilla Transaction, Mr. Chernicky and Phil B. Albert both resigned from our board of directors, Mr. Kos resigned from his positions as our president and chief executive officer, and Richard Finley resigned from his positions as our chief financial officer, treasurer and secretary. Our board of directors appointed Antranik Armoudian as a director to fill one of the resulting vacancies and also to the positions of president, chief executive officer, chief financial officer, treasurer and secretary effective as of June 30, 2011.

In connection with our investigation and analysis of the potential Scintilla Transaction, we expended a significant amount of financial resources. We retained certain professional advisors to conduct various activities on our behalf, including an audit of the financial results attributable to the identified assets of Scintilla and due diligence with respect to these identified assets, to negotiate various terms of the potential transaction and begin preparing various regulatory filings that would have been required had the transaction been completed, and to better position us to raise capital. As a result, we concluded that we had developed a significant amount of knowledge, information and work product (collectively the "Business Opportunity and Information") that could have value to another buyer of the identified assets of Scintilla, and our board of directors directed Mr. Armoudian, as the only independent member of our board, to negotiate for and on behalf of the Company with respect to the transfer of the Business Opportunity and Information and to seek an alternative business opportunity which may, or may not, be within the oil and gas industry.

On our behalf, Mr. Armoudian successfully negotiated with New Dominion, LLC, an affiliate of Scintilla, LLC, a payment of $600,000 in exchange for our waiver of further rights with respect to the Business Opportunity and Information and our agreement to reasonably assist New Dominion, LLC and its affiliates in the exploitation of the Business Opportunity and Information. We entered into an instrument confirming this waiver on July 18, 2011 and received the $600,000 payment contemporaneously.

Subsequent to negotiating this waiver, our board of directors approved a name change for our Company to "Encompass Energy Services, Inc.," primarily because the board of directors expects us to evaluate and pursue one or more business opportunities in the oilfield services industry. The board of directors also believed our continued use of the name New Source Energy Group, Inc. might result in market confusion regarding our current planned operations and business objectives, especially in light of the existence of another company by the name of New Source Energy Corporation, which acquired the oil and natural gas assets previously considered for acquisition by us in the Scintilla Transaction. Accordingly, we amended our certificate of incorporation to change our corporate name to Encompass Energy Services, Inc. on December 2, 2011.

Current Company Status

We are not currently engaged in any business operations. We continue to search for and evaluate opportunities in the oilfield services industry and other industries. If we determine to pursue a particular acquisition in the future, we intend to conduct a customary due diligence investigation. No acquisition will take place unless and until there is a definitive agreement between us and the prospective seller(s), due diligence has been completed, and adequate debt and equity financing has been raised. As of the date of filing this Annual Report, we have not entered into any agreements or understandings (written or oral) for any acquisition of assets or any debt or equity financing necessary for the completion of any such acquisition and the operation of such assets following such acquisition.

Given the uncertainties in connection with any acquisition, we can offer no assurance that we will be able to complete any transaction and obtain the necessary debt and equity financing on terms acceptable to us. Additionally, it is possible that one or more acquisitions we may pursue may involve a related party. Although we will attempt to take measures to ensure that the terms of the transaction are in our best interests, we may elect not to obtain a fairness opinion with respect to such a transaction, and there can be no assurance that any such transaction ultimately will be fair to our stockholders.

There are many reasons we may not be able to execute upon any business opportunity we identify in the future. These reasons include:

(i) We may not be able to negotiate an acquisition agreement on terms that our board of directors finds to be acceptable from a financial and business perspective.

(ii) Our due diligence investigation may not be satisfactory and may reflect significant concerns that cannot be adequately addressed.

(iii) We may not be able to find adequate debt and/or equity financing sufficient to consummate the acquisition, and any debt or equity financing we are able to obtain may not be available on terms that we find to be acceptable, or the terms may result in greater interest payment and other obligations that may adversely impact our operations.

(iv) We may not be able to raise the equity capital necessary to provide funds for the continuing operations of our business, and any equity financing we are able to obtain may not be on terms that we find to be acceptable, or the terms may result in much greater dilution than expected.

(v) The Commission may choose to review our filings, thereby delaying or halting our ability to complete any corporate restructuring we may conclude is a necessary condition precedent to completing an acquisition as contemplated, or at all.

(vi) Other unforeseen events may occur that make a contemplated transaction less attractive or more difficult to negotiate, and these events may be specific to us, or may be regional, national or international events that affect the equity markets, the debt markets, or other markets.

Identifying and executing upon any business opportunity, whether in the oilfield service industry or another sector, likely will require a significant amount of capital. We cannot offer any assurance that we will be able to identify or to execute upon another business opportunity. Instead, we may explore terminating our reporting obligations under the Securities Exchange Act of 1934 (the "Exchange Act"), or we (and/or our principal stockholders) may seek to dispose of their interests in the Company or otherwise transfer control of the Company to another person.

To the extent that we are able to execute upon a business opportunity (whether in the oilfield service industry or another industry), we will compete with others in that industry and likely be subject to a significant amount of government regulation. We currently have no patents, patent applications, or other material interest in intellectual property. During the last ten years we have not produced any products or offered any services, and therefore we are not currently dependent on any material customer relationships. We do not currently conduct any research and development.

We do not currently own any real property or engage in any business operations, and therefore environmental compliance is not material to us. However should we execute upon a business opportunity in the oilfield service industry, our operations may be subject to extensive rules and regulations promulgated by federal, state, tribal and local authorities and agencies. For example, most jurisdictions have environmental, health and safety statutes and regulations that could impact an oilfield services business in a number of ways. Failure to comply with any such rules and regulations can result in substantial penalties. Any increased regulatory burden will increase our cost of doing business and affect our profitability.

Employees

We currently have one employee, Antranik Armoudian, our president, chief executive officer, chief financial officer, treasurer and secretary, who does not devote his full business time to our activities. If we are able to execute upon a business opportunity in the oilfield service industry (or any other industry), we expect that additional employees and/or consultants will be retained as necessary.

Additional Information

We file reports with the Commission as required by Section 13(a) of the Exchange Act. The public may read and copy any materials filed by the Company with the Commission at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at www.sec.gov.

We do not currently maintain a corporate website.

Item 1A. Risk Factors.

Not required.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

During the year ended December 31, 2012, and through the date of this Annual Report, the Company owned no real property and no material personal property. We previously leased office space from our controlling stockholder, Deylau, LLC (which is controlled by one of our directors, Mr. Kos) located at 914 North Broadway Avenue, Suite 220, Oklahoma City, Oklahoma 73101, as our principal executive offices, but we assigned our leasehold rights to these premises to Mr. Kos concurrently with our waiver of the Business Opportunity and Information discussed in Item 1. Our present business operations are not sufficient to require a permanent physical office. Rather, our executive officer and directors perform their duties on our behalf using other office space available to them, at no charge to us. We believe this arrangement is suitable for our current needs.

Item 3. Legal Proceedings.

We are not a party to any legal proceedings, and no such proceedings are known to be contemplated.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock has been approved for quotation on the OTC Bulletin Board under the symbol EESI, but despite this fact no active trading market has developed for our common stock. We are aware of only a limited number of reported trades involving our common stock since it was approved for quotation on the OTC Bulletin Board on December 28, 2009, and we have been unable to locate a source of reliable bid price, ask price and quotation data at a reasonable cost.

Holders

The number of record holders of our common stock, par value $0.01 per share, as of March 12, 2013, was 13.

Dividends

We have not paid a dividend with respect to our common stock since our inception. We do not expect to pay a dividend on our common stock in the foreseeable future. There are no contractual restrictions on our ability to pay dividends to our stockholders. However, the Delaware General Corporation Law restricts our ability to pay dividends. The Delaware General Corporation Law provides that a Delaware corporation may pay dividends either: (i) out of the corporation's surplus (as defined by Delaware law); or (ii) if there is no surplus, out of the corporation's net profit for the fiscal year in which the dividend is declared or the preceding fiscal year. Any determination in the future to pay dividends will depend on our financial condition, capital requirements, results of operations, contractual limitations, legal restrictions and any other factors our board of directors deems relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

We have not adopted any equity compensation plans.

Sales of Unregistered Equity Securities

All unregistered sales of equity securities by the Company that occurred during the year ended December 31, 2012, and through the date of this Annual Report previously have been described in reports filed with the Commission.

Repurchases of Equity Securities

We did not repurchase any of our equity securities during the fourth quarter of 2012.

Item 6. Selected Financial Data.

Not required.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Summary

As previously stated, the Company essentially has been inactive since its formation. Until November 19, 2010 the Company was regulated as a BDC under the 1940 Act. However, the Company was not able to raise sufficient capital to execute upon its original business plan. The Company's election to withdraw as a BDC under the 1940 Act resulted in a change in the Company's method of accounting. BDC financial statement presentation and accounting utilizes the value method of accounting used by investment companies, which allows BDCs to recognize income and value their investments at market value as opposed to historical cost.

Results of Operations — Years Ended December 31, 2012 and 2011

Revenues. We not had any revenues from operations since our inception. However, in July 2011, we received a $600,000 payment from a third party in exchange for our waiver and related agreements with respect to the Business Opportunity and Information, as discussed in Item 1 above.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2012, decreased 38% to $275,077 compared to the year ended December 31, 2011. The decrease in 2012 primarily was attributable to higher expenses in 2011 related to expenses we incurred in connection with our evaluation and investigation of a proposed business opportunity that we subsequently abandoned. In 2012, acquisition related expenses were incurred that were substantially less than those incurred in 2011.

We incurred expenses of $106,323 in 2011 in the form of an impairment of a fixed asset expense.

Interest Expense. Interest expense for the year ended December 31, 2012, was $2,537 compared to $5,893 in 2011. Interest expense during 2012 was attributable to related party loans from its primary stockholder to fund operations.

Net Income. Our net loss for the year ended December 31, 2012 was $277,614, as compared to a net income of $45,507 for the year ended December 31, 2011. Net loss in 2012 was attributable to general and administrative costs incurred. Our net income was greater in 2011 as compared to 2012 solely due to the $600,000 payment received in exchange for our waiver and related agreements with respect to the Business Opportunity and Information, as previously described in Item 1 above.

We anticipate that we will continue to incur significant net losses as we continue to pursue business opportunities. We will pursue these business opportunities to the extent that our management has identified opportunities that it believes are worth pursuing, and to the extent that we have sufficient funds to do so. At the present time, we have no source of revenues from operations, and we can provide no assurance that we will generate a source of revenues from operations, either as a result of a strategic transaction, or as a result of developing such a source from within.

Capital Resources and Liquidity

We have been without adequate funds since our inception. At December 31, 2012, we had current assets of $4,397 and current liabilities of $247,236, resulting in net working capital deficit of $242,839. Our assets consist solely of cash and cash equivalents. Cash used in operating activities during 2012 was $230,121. Since the Change of Control Transaction, we have funded our operations primarily through loans provided by our majority stockholder, Deylau, LLC. These loans are repayable by us upon demand and bear interest at 5% per annum. We cannot offer any assurance that Deylau, LLC will be able or willing to continue to advance funds for our operations, and if it fails to do so, we may not be able to survive unless we obtain funding in sufficient amounts from other sources.

As of December 31, 2012, we had total liabilities of $247,236. These liabilities were composed of the stockholder advances described above, other accounts payable in favor of our majority stockholder, and accounting and legal fees.

Our limited assets likely are not sufficient to fund our operations through the remainder of 2013. In the short term we expect to use our limited cash on hand to pay our basic general and administrative costs, and otherwise to rely on our officers, directors and majority stockholder to advance funds to us. In order for us to be able to pursue and consummate any potential business opportunity we identify, we will need to identify and obtain one or more outside sources of funding. We expect any business opportunity we determine to pursue will require a significant amount of capital and sources of liquidity. We cannot offer any assurance that we will be able to raise any additional funds to help us complete a strategic transaction or fund our planned operations and activities.

Contractual Obligations

As described above, we are obligated to repay our majority stockholder for the amounts it has advanced to us (with interest) upon demand. We initially agreed to pay Mr. Armoudian, who serves as our president, chief executive officer, chief financial officer, treasurer and secretary, an annual salary of $25,000. As a result of Mr. Armoudian devoting more significant time and effort to our business than was previously required, our board of directors, through its disinterested member, Kristian Kos, approved an increase in Mr. Armoudian's annual salary to $150,000, effective as of October 1, 2012. Mr. Armoudian's relationship with us is terminable at will by either party. Apart from the foregoing, we do not presently have any other contractual obligations.

Off Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make a variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and (ii) the reported amounts of expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increase, these judgments become even more subjective and complex. Although we believe that our estimates and assumptions are reasonable, actual results may differ significantly from these estimates. Changes in estimates and assumptions based upon actual results may have a material impact on our results of operation and/or financial condition.

Our significant accounting policies are disclosed in Note B to the Financial Statements included in this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not required.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item begins on page F-1 found at the end of this Annual Report and is incorporated into this part by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered in this Annual Report. "Disclosure controls and procedures" are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. These include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officer, as appropriate to allow timely decisions regarding required disclosure.

This evaluation was carried out under the supervision and with the participation of our principal executive and financial officer, who concluded that, because of the material weakness in our internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2012. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is not a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management's Annual Report on Internal Control over Financial Reporting.

Our management is also responsible for establishing internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. "Internal control over financial reporting" is a process designed under the supervision of our principal executive and financial officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. It includes those policies and procedures our management has determined to be necessary that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

As of December 31, 2012, our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and Commission guidance on conducting such assessments by smaller reporting companies and non-accelerated filers. Based on that assessment, our management concluded that such internal controls and procedures were not effective as of December 31, 2012, and that material weaknesses in internal control over financial reporting existed as more fully described below.

As defined by Auditing Standard No. 5, "*An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments*," established by the Public Company Accounting Oversight

Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, our management identified the following control deficiencies that constitute material weaknesses as of December 31, 2012:

(i) Lack of an independent audit committee or audit committee financial expert, and lack of a majority of independent directors. Although we previously established an audit committee, none of the current members of our board of directors has been appointed to serve on this committee. We have not identified an audit committee financial expert on our board of directors, and at the present time we do not have a majority of independent directors. These factors are contrary to corporate governance best practices as defined by the various stock exchanges and may lead to less supervision over management.

(ii) Inadequate staffing and supervision within our bookkeeping operations. We have only a single employee involved in bookkeeping functions, and we utilize independent consultants on a part time basis to supplement our accounting staff. The relatively small number of people who are responsible for bookkeeping functions prevents us from segregating duties within our internal control system. The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews, which may result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the Commission.

(iii) Insufficient installation of information technology to assist in our accounting functions. Because of a lack of working capital and personnel, we have been unable to upgrade our information technology software and hardware to assist in providing effective controls.

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses. We will not be able to do so until we acquire sufficient financing and staff to do so. We will implement further controls as circumstances, our cash flow, and our working capital permit.

Notwithstanding the assessment that our internal control over financial reporting was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in this Annual Report, fairly present our financial position, results of operations and cash flows as of the respective dates and for the respective years covered thereby in all material respects.

When and if funds are available to us, we expect that we will: (i) appoint additional independent directors to our board of directors and formally appoint an independent audit committee, which will oversee the establishment and monitoring of required internal controls and procedures; (ii) create positions to segregate duties consistent with control objectives and increase our personnel resources; and (iii) hire independent third parties to render expert advice relating to our internal controls and procedures. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal control over financial reporting on an ongoing basis and will take further action and implement additional enhancements or improvements, as funds allow.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to the exemption from such requirement for smaller reporting companies.

Changes in Internal Control over Financial Reporting

During the fourth quarter of 2012, no change occurred in our internal control over financial reporting that materially affected, or is likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

PART III

In accordance with the provisions of General Instruction G(3), the information required by Items 10 through 14 of Part III of this Form 10-K is incorporated herein by reference to the Company's definitive proxy statement for its 2013 annual meeting of stockholders (expected to be filed within 120 days of the close of the Company's fiscal year pursuant to Regulation 14A of the General Rules and Regulations under the Exchange Act).

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this Annual Report.

(i) Financial Statements: See Table of Contents to Encompass Energy Services, Inc. Financial Statements as of December 31, 2012 set forth on page F-1 of this Annual Report.

(ii) Exhibits: For a list of documents filed as exhibits to this Annual Report, see the Exhibit Index immediately preceding the exhibits filed with this Annual Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2013

ENCOMPASS ENERGY SERVICES, INC.



By: ______________________

Antranik Armoudian, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.



Date: March 29, 2013

____

Kristian B. Kos, Director



Date: March 29, 2013

____

Antranik Armoudian, Director

ENCOMPASS ENERGY SERVICES, INC.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Encompass Energy Services, Inc.

We have audited the accompanying balance sheets of Encompass Energy Services, Inc. (the "Company"), as of December 31, 2012 and 2011 and the related statements of operations, comprehensive income, changes in equity (deficit), and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Encompass Energy Services, Inc. as of December 31, 2012 and 2011, and the results of its operations, changes in equity and cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A. to the financial statements, the Company has suffered losses from operations and has negative cash flows from operations that raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

Ziv Haft.
Certified Public Accountants (Isr.)
BDO Member Firm

Tel-Aviv, Israel
March 28, 2013

ENCOMPASS ENERGY SERVICES, INC.
BALANCE SHEETS

	December 31 2012	December 31 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,397	$ 59,036
Prepaid expenses	-	19,234
Total current assets	4,397	78,270
Property and equipment	1,422	-
Total assets	$ 5,819	$ 78,270
LIABILITIES AND EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 48,199	$ 11,749
Related party accounts payable	-	10,931
Related party notes payable	199,037	19,393
Total current liabilities	247,236	42,073
Commitments and contingencies (Note F)		
Equity (deficit):		
Authorized shares: 180,000,000 shares of common stocks and 20,000,000 shares of preferred stocks; 2,056,985 shares of common stock were issued and outstanding at December 31, 2012 and 2011	20,569	20,569
Additional paid-in capital	226,654	226,654
Accumulated deficit	(488,640)	(211,026)
Total equity (deficit)	(241,417)	36,197
Total liabilities and equity (deficit)	$ 5,819	$ 78,270

The accompanying notes are an integral part of the financial statements.

ENCOMPASS ENERGY SERVICES, INC.
STATEMENTS OF OPERATIONS

	Year ended December 31,	
	2012	2011
REVENUES:		
Revenues	$ -	$ -
OPERATING COSTS AND EXPENSES:		
General and administrative expenses	275,077	442,277
Impairment of fixed asset	-	106,323
Gain on sale of business opportunity	-	(600,000)
Total operating costs and expenses	275,077	(51,400)
Operating income (loss)	(275,077)	51,400
Financial expenses	(2,537)	(5,893)
Income (loss) before income taxes	(277,614)	45,507
Income tax expense	-	-
Net income (loss)	$ (277,614)	$ 45,507
Income (loss) per common share:		
Weighted average shares outstanding - basic	2,056,985	2,056,985
Weighted average shares outstanding - diluted	2,056,985	2,061,178
Income (loss) per share - basic	$ (0.13)	$ 0.02
Income (loss) per share - diluted	$ (0.13)	$ 0.02

The accompanying notes are an integral part of the financial statements.

ENCOMPASS ENERGY SERVICES, INC.
STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,	
	2012	2011
Net income (loss)	$ (277,614)	$ 45,507
Other comprehensive income, net of tax:	-	-
Total comprehensive income	$(277,614)	$ 45,507

The accompanying notes are an integral part of the financial statements.

ENCOMPASS ENERGY SERVICES, INC.
STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Share Capital				
	Number of Shares	Amount	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2010	2,056,985	$ 20,569	$ 218,154	$ (256,533)	$ (17,810)
Stock-based compensation			8,500	-	8,500
Net income	-	-	-	45,507	45,507
Balance at December 31, 2011	2,056,985	$ 20,569	$ 226,654	$ (211,026)	$ 36,197
Net loss	-	-	-	(277,614)	(277,614)
Balance at December 31, 2012	2,056,985	$ 20,569	$ 226,654	$ (488,640)	$(241,417)

The accompanying notes are an integral part of the financial statements.

ENCOMPASS ENERGY SERVICES, INC.
STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (277,614)	$ 45,507
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Gain on sale of business opportunity	-	(600,000)
Impairment of fixed asset	-	106,323
Depreciation expense	203	
Stock-based compensation	-	8,500
Changes in operating assets and liabilities:		
Prepaid expenses	19,234	(19,234)
Accounts payable	36,450	(10,504)
Related party accounts payable	(10,931)	10,931
Interest expenses on the related party notes payable	2,537	10,490
Net cash used in operating activities	(230,121)	(447,987)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of business opportunity	-	600,000
Purchase of property and equipment	(1,625)	(7,920)
Net cash provided by (used in) investing activities	(1,625)	592,080
CASH FLOWS FROM FINANCING ACTIVITIES:		
Related party notes payable, net	177,107	(89,500)
Net cash provided by (used in) financing activities	177,107	(89,500)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(54,639)	54,593
CASH AND CASH EQUIVALENTS, AT BEGINNING OF PERIOD	59,036	4,443
CASH AND CASH EQUIVALENTS, AT END OF PERIOD	$ 4,397	$ 59,036
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Property and equipment acquired in exchange for a note payable to related party	$ -	$ 103,000

The accompanying notes are an integral part of the financial statements.

ENCOMPASS ENERGY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A. ***Organization***

Encompass Energy Services, Inc. (the "Company") is a Delaware corporation formed on February 12, 2008 under the name Ametrine Capital, Inc. The Company filed an amended and restated Certificate of Incorporation with the Delaware Secretary of State that changed its legal name to New Source Energy Group, Inc. on April 18, 2011. On December 2, 2011, the Company filed another amendment to its Certificate of Incorporation with the Delaware Secretary of State that changed its legal name from New Source Energy Group, Inc. to Encompass Energy Services, Inc. Both the Company's board of directors and the holder of 1,727,983 shares of the Company's common stock (approximately 84% of the issued and outstanding shares thereof) approved the amendment to the Company's Certificate of Incorporation to effectuate the name change on October 31, 2011. The approval of this amendment was described in a Definitive Information Statement on Schedule 14C filed by the Company with the Securities and Exchange Commission and distributed to the Company's stockholders on November 10, 2011. Currently, the Company is not engaged in any business operation.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered cumulative losses and negative cash flows from operations since inception. Currently, the Company depends on financing provided by its stockholders. These conditions give rise to substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

NOTE B. ***Summary of Significant Accounting Policies***

Basis of presentation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in the United States of America.

Use of estimates in preparation of financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents. Cash and cash equivalents consist of demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Income taxes. Deferred taxes are determined utilizing the "asset and liability" method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance when it's more likely than not that deferred tax assets will not be realized in the foreseeable future.

Fair value of financial instruments. The Company discloses fair value measurements for financial and non-financial assets and liabilities measured at fair value. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

> Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
>
> Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
>
> Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Financial items carried at fair value as of December 31, 2012 and 2011 consisted entirely of cash and cash equivalents and are classified as Level 1.

Comprehensive Income. The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income." Comprehensive income generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders.

Recent accounting pronouncements. In December 2011, the FASB issued Accounting Standard Update No. 2011-11, *"Balance Sheet (210): Disclosures about Offsetting Assets and Liabilities,"* which requires additional disclosures about the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. In January 2013, the FASB issued Accounting Standard Update No. 2013-01, *"Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities."* The Company believes that the adoption of both the standard and the update will not have an impact on the Company's financial statements.

ENCOMPASS ENERGY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE C. *Earnings per Share*

	Year ended December 31,	
	2012	2011
1. Numerator		
Net income (loss)	$ (277,614)	$ 45,507
2. Denominator:		
Denominator for basic net income (loss) per share – weighted average of shares	2,056,985	2,056,985
Dilutive effect of vested stock options	-	4,193
Denominator for diluted net income (loss) per share – weighted average of shares	2,056,985	2,061,178
Basic income (loss) per share attributed to stockholders	$ (0.13)	$ 0.02
Diluted income (loss) per share attributed to stockholders	$ (0.13)	$ 0.02

NOTE D. *Income Taxes*

Deferred income taxes. Deferred taxes are determined by applying the provisions of enacted tax laws and rates for the jurisdictions in which the Company operates to the estimated future tax effects of the differences between the tax basis of assets and liabilities and their reported amounts in the Company's financial statements. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized. Significant components of the Company's deferred tax assets are as follows:

	Year ended December 31,	
	2012	2011
Operating loss carry forward	$ 161,000	$ 53,000
Deferred tax asset before valuation allowance	161,000	53,000
Valuation allowance	(161,000)	(53,000)
Net deferred tax asset	$ -	$ -

Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences will not be realized in the foreseeable future.

Theoretical tax. The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating losses carry-forward due to the uncertainty of the realization of such tax benefits.

Uncertain tax position. The Company has recorded no liability for income taxes associated with unrecognized tax benefits at the date of adoption and have not recorded any liability associated with unrecognized tax benefits during 2012 and 2011. Accordingly, the Company has not recorded any interest or penalty in regard to any unrecognized benefit.

NOTE E. ***Abandoned Acquisition Efforts***

On June 30, 2011 the board of directors of the Company affirmatively determined that the Company abandoned its efforts to acquire certain oil and gas assets and interests located in central Oklahoma (the "Oil and Gas Assets") from an entity owned by the Company's former Chairman, David Chernicky. At the time of termination, the Company had not acquired the Oil and Gas Assets or any interest therein and had not finalized or entered into any definitive agreement to do so. At that time, two of the Company's directors (Messrs. Chernicky and Albert) resigned, and another director, Mr. Kos, resigned as an officer of the Company.

During the period of time that the Company was considering the acquisition of the Oil and Gas Assets, it expended a significant amount of time and resources in due diligence, contract drafting and negotiation, and other activities related to the potential acquisition of the Oil and Gas Assets. During this process, the Company (directly and through consultants) developed a significant amount of knowledge, information and work product (collectively the "Business Opportunity and Information").

To resolve the conflicts of interest associated with the possible exploitation of the Business Opportunity and Information by another entity controlled by Mr. Chernicky, the Company negotiated terms by which the Company waived any rights it had in the Business Opportunity and Information and agreed to cooperate and provide reasonable assistance with the transfer of the Business Opportunity and Information to a potential new purchaser (the "Waiver"). The Company delivered the Waiver on July 18, 2011 to New Dominion, LLC ("New Dominion"), an affiliate of Mr. Chernicky. In consideration for delivering the Waiver, the Company received $600,000 in cash from New Dominion. Largely as a result of waiving its rights to the Business Opportunity and Information and electing to potentially pursue other opportunities in the oil and gas industry, the Company changed its name from New Source Energy Group, Inc. to Encompass Energy Services, Inc. as further described in Note A.

As a result of the Company's decision to abandon its efforts to acquire the Oil and Gas Assets, the Business Opportunity and Information had little to no value to the Company. Consequently, the board of directors determined that this did not constitute the sale by the Company of any assets but merely a waiver of a business opportunity that the Company could not exploit.

Because of former relationships between Mr. Kos (the other member of the Company's board of directors) and New Dominion and its affiliates, the Company negotiated the terms of the Waiver solely by and through its president and sole disinterested director Antranik (Nick) Armoudian. Mr. Armoudian was aware of the conflicts of interest and the related party nature of the transactions at the time that he negotiated and approved the Waiver; however, he believed that under the circumstances that the terms by which the Company delivered the Waiver were fair and in the Company's and its stockholders' best interests.

ENCOMPASS ENERGY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

The Company has used the proceeds received as a result of the Waiver primarily for the repayment of loans and other amounts owed by the Company to Mr. Kos, a former executive officer of the Company and a current member of its board of directors, and certain affiliates of Mr. Kos, as well as the repayment of certain obligations to other parties.

Now that the Company has abandoned the potential acquisition of the Oil and Gas Assets, the Company hopes to identify and execute upon a new business opportunity.

NOTE F. ***Commitments and Contingencies***

On January 17, 2011, the Company entered into an agreement whereby it was required to put $150,000 into escrow in favor of BMO Capital Markets to cover future expenditures relating to a proposed credit facility in anticipation of a future acquisition. On May 26, 2011, the Company placed these funds into escrow. As a result of the Company's transfer of the Business Opportunity and Information, the Company received a full refund of the funds held in escrow in September 2011.

On July 18, 2011, the Company, in connection with the sale of the Business Opportunity and Information described in Note E, assigned its office lease to the Company's president. As a result, the Company recognized an impairment of leasehold improvement assets and no longer has any office lease future commitments.

NOTE G. ***Related Party Transactions***

During the year ended December 31, 2011, the Company's president advanced approximately $380,000 cash and provided $103,000 of property and equipment to the Company in exchange for a note payable. These were demand loans and accrued interest at 5% per annum. As of March 31, 2012, the Company had repaid these loans in full.

During 2012, Deylau, LLC, our controlling stockholder, advanced another $196,500 to the Company in exchange for a note payable. This is a demand loan and accrues interest at 5% per annum. No payments of principal or interest have been made on the 2012 loan advances as of December 31, 2012.

As described in Note E, the Company received $600,000 from New Dominion in consideration for its delivery of the Waiver. Mr. Kos, a member of our Board of Directors and a former officer, previously served as a consultant for New Dominion and received compensation from New Dominion for his services. Further, two of the Company's former directors, being Mr. Chernicky and Mr. Albert are affiliates of New Dominion. However, the Company negotiated the terms of the Wavier solely through Mr. Armoudian.

NOTE H. ***Capital Stock Transactions***

On April 15, 2011, the Company caused an amendment to its Certificate of Incorporation to be filed with the Delaware Secretary of State to effect a 0.47-for-1 combination of the Company's outstanding common stock (the "reverse stock split"). Then on April 18, 2011, the Company filed an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, which amended various provisions of the Company's Certificate of Incorporation, including an amendment to change the company's name from Ametrine Capital, Inc. to New Source Energy Group, Inc. Subsequently, the Company filed another Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, which changed the Company's name to Encompass Energy Services, Inc. effective October 31, 2011.

Reverse stock split. The reverse stock split was effective under Delaware law on April 15, 2011. Under Delaware law, upon the reverse stock split becoming effective, each share of the Company's common stock that was issued and outstanding automatically became 0.47 shares without any change in the par value of such shares; 1,000 shares became 470 shares. The reverse stock split did not serve to decrease or otherwise effect the Company's authorized capital. No fractional shares were issued in connection with the reverse stock split. Stockholders who were entitled to a fractional share, if any, instead received a whole share.

The reverse stock split affected all holders of the Company's common stock uniformly and did not affect any stockholder's percentage ownership interest in the Company, except to the extent the reverse split resulted in any holder being granted a whole share for any fractional share that resulted from the reverse stock split.

Before the reverse stock split, 4,376,559 shares were outstanding. Following the reverse stock split, there are approximately 2,056,985 shares outstanding. The loss per share and weighted average shares outstanding presented in the statement of operations have been restated to reflect the reverse stock split. The share capital and additional paid-in capital have also been restated to reflect the reverse stock split. Accordingly, $23,197 was reclassified from share capital to additional paid-in capital.

Amended and restated certificate of incorporation. The Amended and Restated Certificate of Incorporation and each of the amendments contained therein became effective under Delaware law on April 18, 2011. The Amended and Restated Certificate of Incorporation amended several provisions of the Company's Certificate of Incorporation. Among the amendments effected in the Amended and Restated Certificate of Incorporation were:

- An increase to the Company's authorized capital to 200,000,000 shares comprised of 180,000,000 shares of common stock and 20,000,000 shares of preferred stock.
- The addition of provisions intended to more accurately define the limitations of liability as provided in Section 102(b)(7) of the General Corporation Law of Delaware, as well as to add provisions regarding indemnification and the advancement of expenses.
- The addition of a provision with respect to the limitation of liability of the officers, directors, and other agents of the Company and with respect to the Company's indemnification obligations, may only be amended by the affirmative vote of two-thirds of the votes entitled to be cast on any proposal to repeal or modify such provisions.
- Other conforming and/or non-substantive amendments to the Certificate of Incorporation.

As described in Note A, the Company changed its name from New Source Energy Group, Inc. to Encompass Energy Services, Inc. on October 31, 2011 and filed another amendment to its Certificate of Incorporation.

NOTE I. *Changes in Officers and Directors / Outstanding Stock Option*

On June 30, 2011, Antranik Armoudian was appointed to the Company's board of directors and also as the Company's president, chief executive officer, chief financial officer, secretary, and treasurer. There was no arrangement or understanding pursuant to which Mr. Armoudian was appointed as a director or executive officer, except that the Company agreed to pay Mr. Armoudian an annual salary of $25,000, which the Company's board of directors subsequently increased to $150,000 effective October 1, 2012. Also on June 30, 2011, the Company granted Mr. Armoudian a stock option to acquire 50,000 shares of the Company's common stock at an exercise price of $0.10 per share and exercisable for a ten-year term, expiring June 30, 2021. Ten thousand shares vested upon the Company completing the transfer of the Business Opportunity and Information, and the remaining 40,000 shares will vest when, and if, the Company completes the acquisition of another business opportunity and files a current report on Form 8-K (or other appropriate form) reporting such acquisition or transaction.

During the year ended December 31, 2011, 50,000 stock options were granted (being the option to Mr. Armoudian described above) with a weighted-average grant date fair value for each option of approximately $0.86. Assumptions used in the Company's Black-Scholes valuation model to estimate the grant date fair value were expected volatility of 50%, expected dividends of 0%, expected term of 5 years, and a risk-free interest rate of 1.75%.

During the year ended December 31, 2011, the Company recognized expense of $8,500 related to the vesting of 10,000 stock options as described above. As of December 31, 2011, there was $34,412 of total unrecognized compensation cost related to stock options. That cost is expected to be recognized if an acquisition of a business opportunity is completed within the next ten years. During the year ended December 31, 2012, the Company issued no stock options and recognized no stock based compensation.

The following table summarizes the Company's stock option activity for the year ended December 31, 2012:

	Year Ended December 31, 2012	
	Number of Options	Weighted-Average Exercise Price
Beginning Balance	50,000	$0.10
Granted	—	—
Exercised	—	—
Forfeited	—	—
Ending Balance	50,000	$0.10

ENCOMPASS ENERGY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

The following table summarizes information about the Company's options outstanding and exercisable:

	Options Outstanding			Options Exercisable		
		Weighted-Average			Weighted-Average	
Exercise Price	Options Outstanding	Remaining Contractual Life	Exercise Price	Options Exercisable at Dec. 31, 2012	Remaining Contractual Life	Exercise Price
$ 0.10	50,000	8.50	$ 0.10	10,000	8.50	$ 0.10

There are no family relationships between Mr. Armoudian and any current or former Company executive officer or director. Except for the salary to be paid to Mr. Armoudian and the option grant described above, there have been no previous transactions between Mr. Armoudian and the Company and/or any of its current or former affiliates in which Mr. Armoudian had a direct or indirect interest.

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference: Form	SEC File No.	Exhibit	Filing Date	Filed Herewith
3.1(a)	Amended and Restated Certificate of Incorporation of Encompass Energy Services, Inc.	8-K	000-53499	3.1.2	04/19/2011	
3.1(b)	Certificate of Amendment to the Certificate of Incorporation of Encompass Energy Services, Inc.	8-K	000-53499	3.1	12/05/2011	
3.2	Amended and Restated By-Laws of Encompass Energy Services, Inc.	8-K	000-53499	3.1	12/14/2010	
10.1	Agreement dated March 5, 2009, between Standard Registrar & Transfer Company, Inc. and Encompass Energy Services, Inc.	N-2/A	333-153083	(k)	03/18/2009	
10.2	Waiver dated July 18, 2011, by Encompass Energy Services, Inc. in favor of New Dominion, LLC	8-K	000-53499	99.1	07/22/2011	
14.1	Code of Ethics for Encompass Energy Services, Inc.	N-2/A	333-153083	(r)	05/11/2009	
31.1	Rule 13a-14(a) Certification of Chief Executive Officer					X
31.2	Rule 13a-14(a) Certification of Chief Financial Officer					X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. § 1350					X
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. § 1350					X

* Encompass Energy Services, Inc. was previously known both as New Source Energy Group, Inc. and as Ametrine Capital, Inc.